GREAT AMERICAN FINANCIAL RESOURCES, INC.

AAG HOLDING COMPANY, INC.

250 EAST FIFTH STREET

CINCINNATI, OH 45202

August 20, 2007

Attn: Sonia G. Barrog, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Request for Withdrawal of Post-Effective Amendment

Filed on March 27, 2006 Registration No. 333-122132

Dear Ms. Barrog:

          Pursuant to Rule 477 promulgated under the Securities Act of 1933, Great American Financial Resources, Inc. and AAG Holding Company, Inc. hereby request the withdrawal of the Post-Effective Amendment No. 1 to Registration No. 333-122132 that was filed with the Securities and Exchange Commission on March 27, 2006.

          Your assistance in this matter is greatly appreciated. Please contact the undersigned with any questions.

GREAT AMERICAN FINANCIAL RESOURCES, INC.

BY: /s/ Mark F. Muething

Mark F. Muething

Executive Vice President

AAG HOLDING COMPANY, INC.

BY: /s/ Mark F. Muething

Mark F. Muething

Senior Vice President